SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 27, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1300955	March 27, 2009
2.	HUG Regulatory Announcement	1300444	March 25, 2009
3.	HUG Regulatory Announcement	1299907	March 24, 2009

09045825

SUPPL

dw 4/13

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	09:10 27-Mar-09
Number	HUG1300955

Holding(s) in Company

TR-1:	notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3):	-
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25 March 2009
6. Date on which issuer notified:	26 March 2009
7. Threshold(s) that is/are crossed or reached:	See Item 13
8. Notified details:	

A: Voting rights attached to shares						
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the trigge transaction			
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of v
			Direct	Direct x	Indirect xi	Direct
GB0002418548	22,404,561	22,404,561	Below 5%	Below 5%		Below

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% r
N/A	N/A	N/A	N/A	N

Total (A+B)	
Number of voting rights	% of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	We no longer have a notifiable interest.
14. Contact name:	Dipesh Varsani M&G Investment Management Limited

	15. Contact telephone number:	020 7548 3261	

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	15:58 25-Mar-09
Number	HUG1300444

Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Norges Bank

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

19 March 2009

6. Date on which issuer notified:

24 March 2009

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details: acquisition of shares increasing holding above 4% threshold

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

ORDINARY GB0002418548

Situation previous to the triggering transaction

Number of shares 17,501,214

Number of Voting Rights 17,501,214

Resulting situation after the triggering transaction

Number of shares 18,501,214

Number of voting rights Direct 18,501,214

Number of voting rights Indirect

% of voting rights Direct 4.13%
% of voting rights Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument N/A

Expiration date N/A

Exercise/ Conversion Period/ Date N/A

Number of voting rights that may be acquired if the instrument is exercised/ converted. N/A

% of voting rights N/A

Total (A+B)

Number of voting 18,501,214

% of voting rights 4.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: Norges Bank

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information: None

14. Contact name: Robert Cook

15. Contact telephone number: 00 47 2231 6922

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	08:55 24-Mar-09
Number	HUG1299907

Holding(s) in Company

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 March 2009
6. Date on which issuer notified:	23 March 2009
7. Threshold(s) that is/are crossed or reached:	From 3% - 4%(L&G)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin			
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		%
				Direct	Indirect	Di
ORD GBP 0.05	17,531,692	17,531,692	17,960,692	17,960,692		4.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converte

Total (A+B)	
Number of voting rights	% of voting rights
17,960,692	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (17,960,692 - 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (16,338,613 - 3.64% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (16,338,613 - 3.64% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A	
12. Date on which proxy holder will cease to hold voting rights:	N/A	
13. Additional information:	Notification using the total voting rights figure of 447,960,784	
14. Contact name:	Helen Lewis (LGIM)	
15. Contact telephone number:	020 3124 3851	

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 3, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1302131	March 31, 2009
2.	HUG Regulatory Announcement	1302128	March 31, 2009

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc - Annual Information Update
Released	15:30 31-Mar-09
Number	HUG1302131

Elementis plc - Annual Information Update

In accordance with Prospectus Rule 5.2.1, Elementis plc (the 'Company') sets out below a summary of the information which has been published or made available to the public during the period from 1 April 2008 to 31 March 2009. This information is provided as required under the above rule and for no other purpose. The information contained below or referred to may be out of date.

1. Regulatory announcements made via a Regulatory Information Service, which can also be viewed from the Company's website at: www.elementis.com/investors, are as follows:

Date	Announcement heading
31 Mar, 2009	Annual information update
	Total voting rights
26, Mar, 2009	Holding(s) in Company
24 Mar, 2009	Holding(s) in Company
20 Mar, 2009	Holding(s) in Company
19 Mar, 2009	Holding(s) in Company
	Holding(s) in Company
	Annual report and accounts 2008 and Notice of 2009 AGM
17 Mar, 2009	Holding(s) in Company
09 Mar, 2009	Director/PDMR Shareholding
27 Feb, 2009	Holding(s) in Company
	Total voting rights
24 Feb, 2009	Preliminary results
17 Feb, 2009	Block listing Interim Review
05 Feb, 2009	Holding(s) in Company
28 Jan, 2009	Holding(s) in Company
20 Jan, 2009	Holding(s) in Company
02 Jan, 2009	Total voting rights
28 Nov, 2008	Total voting rights
12 Nov, 2008	Holding(s) in Company
03 Nov, 2008	Total voting rights
28 Oct, 2008	Elementis plc - Interim Management Statement
20 Oct, 2008	Director/PDMR Shareholding
01 Oct, 2008	Holding(s) in Company

30 Sep, 2008	Total voting rights
23 Sep, 2008	Holding(s) in Company
15 Sep, 2008	Elementis plc - Holding(s) in Company
04 Sep, 2008	Elementis plc - Director/PDMR Shareholding
29 Aug, 2008	Director/PDMR Shareholding
	Total voting rights
28 Aug, 2008	Elementis plc - Director/PDMR Shareholding
18 Aug, 2008	Holding(s) in Company
01 Aug, 2008	Blocklisting Interim Review
31 Jul, 2008	Total Voting Rights
28 Jul, 2008	Interim Results
08 Jul, 2008	Appointment of non-executive director
03 Jul, 2008	Date of interim results announcement
01 Jul, 2008	Completion of Deuchem acquisition
30 Jun, 2008	Total Voting Rights
	Additional Listing
26 Jun, 2008	Director/PDMR Shareholding
	Trading Statement
30 May, 2008	Total Voting Rights
06 May, 2008	Holding(s) in Company
30 Apr, 2008	Total Voting Rights
28 Apr, 2008	Director/PDMR Shareholding
	Acquisition
24 Apr, 2008	Holding(s) in Company
	Result of AGM
	Directorate Change
	Interim Management Statement
08 Apr, 2008	Holding(s) in Company
07 Apr, 2008	Annual Information Update

2. Documents filed at Companies House (copies of which are also obtainable from Companies House - for further information visit www.companieshouse.gov.uk):

Date	Type of document	Document description
17/02/2009	287	Change of registered office
22/01/2009	353a	Change location of register of members
14/01/2009	363a	Annual return
14/01/2009	288c	Change of director's details
13/11/2008	88(2)	Return of allotment
08/10/2008	88(2)	Return of allotment
08/10/2008	88(2)	Return of allotment
03/09/2008	88(2)	Return of allotment
03/09/2008	88(2)	Return of allotment
15/08/2008	288a	Appointment of director
13/08/2008	88(2)	Return of allotment
13/08/2008	88(2)	Return of allotment
13/08/2008	88(2)	Return of allotment
13/08/2008	88(2)	Return of allotment
13/08/2008	88(2)	Return of allotment
13/08/2008	88(2)	Return of allotment
08/07/2008	88(2)	Return of allotment

08/07/2008	88(2)	Return of allotment
08/07/2008	88(2)	Return of allotment
08/07/2008	88(2)	Return of allotment
08/07/2008	88(2)	Return of allotment
08/07/2008	88(2)	Return of allotment
05/06/2008	88(2)	Return of allotment
05/06/2008	88(2)	Return of allotment
05/06/2008	88(2)	Return of allotment
05/06/2008	88(2)	Return of allotment
05/06/2008	88(2)	Return of allotment
05/06/2008	88(2)	Return of allotment
05/06/2008	88(2)	Return of allotment
02/06/2008	88(2)	Return of allotment
02/06/2008	88(2)	Return of allotment
23/05/2008	AA	Filing of statutory accounts
08/05/2008	88(2)	Return of allotment
08/05/2008	88(2)	Return of allotment
30/04/2008	RES01	Filing of special resolutions
29/04/2008	288b	Resignation of director
16/04/2008	88(2)	Return of allotment
16/04/2008	88(2)	Return of allotment
19/03/2008	88(2)R	Return of allotment
	88(2)R	Return of allotment
	88(2)R	Return of allotment
	88(2)R	Return of allotment

3. Documents published or sent to shareholders or filed with the UK Listing Authority document viewing facility:

Date	Document description
13 October 2008	Letter and documents to 12,247 shareholders holding 1,000 shares or fewer introducing a share dealing service provided by Equiniti, the Company's share registrar. The service was tailored to the smaller shareholder who may also have lost their share certificate and enabled them to sell their holdings or buy further shares in the Company.
20 March 2009	Annual report and accounts for the year ended 31 December 2008, Chairman's letter, Notice of 2009 AGM with explanatory notes and proxy form.

Copies of all of the above documents may be obtainable from the Company Secretary at the Company's registered office at 10 Albemarle Street, London W1S 4HH.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	15:21 31-Mar-09
Number	HUG1302128

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,960,784 ordinary shares of 5p each at 31 March 2009. The Company holds no such ordinary shares as treasury shares.

The above figure (447,960,784) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close